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                                                                    Exhibit 99.1


(VIVENDI UNIVERSAL LOGO)


                                  PRESS RELEASE


PARIS - July 29, 2004 - On February 5, 2004 the Polish anti-monopoly authorities addressed a request for information to Vivendi Universal in relation to the opening of a preliminary investigation relating to Vivendi Universal's investment in the Polish telecommunications company, Elektrim Telekomunikacja Sp. z o.o.

On July 22, 2004 the same authorities notified Vivendi Universal of the termination of the preliminary investigation after determining that Vivendi Universal had not violated any provision of Polish anti-monopoly law and regulations since Vivendi Universal only holds 49% of the share capital of Elektrim Telekomunikacja Sp. z o.o.


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